April 30, 1998


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1998 and 1997, total revenues increased 0.9% from $656,555 to $662,350 and total expenses decreased 0.7% from $397,406 to $394,689. As a result net income increased 3.3% from $259,149 to $267,661 for the three month period ended March 31, 1998, as compared to the same period in 1997. The increase in revenue can be attributed to an increase in rental revenue as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 78.6% for the three month period ended March 31, 1998, as compared to 83.1% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $8,200 (2.5%) primarily as a result of lower yellow pages advertising costs, maintenance and repair and salary and wage expenses, partially offset by higher real estate tax expense. General and administrative expenses increased approximately $5,500 (8.6%) primarily as a result of estimated tax payments to Maryland and Michigan.

The General Partners will continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President